FOR IMMEDIATE RELEASE            Contact:  Cedric Burgher
July 22, 2002                              Vice President, Investor Relations
                                           713-676-4608

                                           Wendy Hall
                                           Manager, Media Relations
                                           713-676-5227



                 HALLIBURTON TO SELL INTEREST IN JOINT VENTURE


     DALLAS -- Halliburton (NYSE:HAL) announced today that it has signed a letter of intent to sell its 50% interest in Bredero-Shaw to its partner, ShawCor Ltd. (SCL.A/TSE) for $150 million comprised of cash, stock and a short-term note. The transaction is subject to approval by the respective Boards of Directors, execution of definitive agreements, and regulatory approvals. Bredero-Shaw, which is accounted for using the equity method, contributed approximately $4 million, or $.01 per share to Halliburton net income in 2001. The sale of Bredero-Shaw, which is in the pipe coating business, is the first of the company's previously announced plan to divest non-strategic assets. In connection with this decision, the Company will recognize a pretax loss of $61 million or $0.14 per diluted share. Other sales are expected to be concluded by year end and total proceeds are not expected to exceed $500 million.
     Halliburton, founded in 1919, is one of the world's largest providers of products and services to the petroleum and energy industries. The Company serves its customers with a broad range of products and services through its Energy Services Group and Engineering and Construction Group business segments. The Company's World Wide Web site can be accessed at www.halliburton.com.

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